Pricing Supplement (To Prospectus dated December 8, 2025, Series A Prospectus Supplement dated December 8, 2025 and Product Supplement STOCK-1 dated December 8, 2025) September 24, 2026	Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-290665 and 333-290665-01

BofA Finance LLC

$250,000,000 Cash-Settled Equity Linked Notes Linked to the Class A Common Stock of Veeva Systems Inc. due September 27, 2029

Fully and Unconditionally Guaranteed by Bank of America Corporation

●The CUSIP number for the notes is 09712HET5 and the ISIN is US09712HET59.

●The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a consolidated finance subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), the payment of which is fully and unconditionally guaranteed by the Guarantor. All payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.

●The notes priced on September 24, 2026 (the “pricing date”).

●The notes will mature on September 27, 2029 (the “maturity date”).

●The notes will bear interest at the rate of 1.00% per annum, payable semi-annually in arrears as described in more detail in “Summary” below.

●The payment on the notes at maturity will depend on the performance of the Class A common stock of Veeva Systems Inc. (the “Underlying Stock”).

●All payments on the notes will be made in cash. You will not have the option to convert the notes into shares of the Underlying Stock, or to otherwise receive shares of the Underlying Stock in settlement of the notes.

●At maturity, in addition to any accrued but unpaid interest, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will be equal to the greater of:

a)$1,000; and

b)the Alternative Settlement Amount (as defined below).

●The “Alternative Settlement Amount” will be an amount in cash equal to the product of (a) $1,000 and (b) the quotient of (i) the Final Stock Price (as defined in “Summary” below), divided by (ii) the Threshold Price (as defined below).

●The “Threshold Price” is equal to 131.02% of the Initial Reference Price of the Underlying Stock. The Initial Reference Price is specified in "Summary" below. Assuming the Notes are purchased at 100% of the public offering price, you will not receive any positive return at maturity, unless the Underlying Stock appreciates by more than 31.02% from the Initial Reference Price to the Final Stock Price. However, the notes are being sold to you at an initial public offering price that represents a premium to their principal amount, which will result in a lower return on investment than would have applied if the public offering price was equal to the principal amount of the notes. Please see “Risk Factors— Valuation- and Market-related Risks” on page PS-8 of this pricing supplement.

●The notes will not be listed on any securities exchange.

●The notes will be issued in denominations of $1,000 and whole multiples of $1,000.

●The initial estimated value of the notes is less than the public offering price. The initial estimated value of the notes as of the pricing date is $1,086.00 per $1,000 in principal amount.  See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-16 of this pricing supplement for additional information.  The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

●The notes and the related guarantee:

Are Not FDIC Insured

Are Not Bank Guaranteed

May Lose Value

Per Note

Total

Public Offering Price

110.00%

$250,000,000

Underwriting Discount(1)

0.00%

$0

Proceeds (before expenses) to BofA Finance

110.00%

$275,000,000

(1)BofA Securities, Inc. (“BofAS”) will not receive any selling commission for the notes. See “Supplemental Plan of Distribution; Role of BofAS and Conflicts of Interest” below.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about September 29, 2026 against payment in immediately available funds.

Prospectus Supplement and Prospectus dated December 8, 2025

Product Supplement STOCK-1 dated December 8, 2025

BofA Securities

Selling Agent

TABLE OF CONTENTS

Page

SUMMARYPS-3

RISK FACTORSPS-7

DESCRIPTION OF THE NOTESPS-10

THE UNDERLYING STOCKPS-13

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BOFAS AND CONFLICTS OF
INTERESTPS-14

STRUCTURING THE NOTESPS-16

VALIDITY OF THE NOTESPS-16

U.S. FEDERAL INCOME TAX SUMMARYPS-17

SUMMARY

The Cash-Settled Equity Linked Notes Linked to the Class A Common Stock of Veeva Systems Inc. due September 27, 2029 (the “notes”) are our senior debt securities.  Any payment on the notes is fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral.  The notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payment due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes will mature on September 27, 2029.

Payments on the notes depend on the credit risk of BofA Finance, as issuer, and BAC, as guarantor, and on the performance of the Underlying Stock.  The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into.  BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes.  Due to these factors, the public offering price you are paying to purchase the notes is be greater than the initial estimated value of the notes as of the pricing date.

The initial estimated value range of the notes is set forth on the cover page of this pricing supplement.  For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-16.

General:
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Aggregate Principal Amount:	$250,000,000
Term:	Approximately 3 years
Pricing Date:	September 24, 2026
Issue Date:	September 29, 2026
Valuation Date:

September 24, 2029, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” in the accompanying product supplement, with references to "calculation day" therein being deemed to be references to "Valuation Date".

Maturity Date:	September 27, 2029
Underlying Stock:	The Class A common stock of Veeva Systems Inc. (NYSE symbol: VEEV). See the section entitled “The Underlying Stock.” We refer to Veeva Systems Inc. as the “Underlying Company.”
Interest Payments:
Interest Rate:	1.00% per annum, payable semi-annually and calculated on a 30/360 basis from, and including, the issue date to, but excluding, the maturity date.
Interest Payment Dates:

Interest on the notes will be payable semi-annually in arrears on the 27th calendar day of each March and September during the term of the notes (each such day, an “Interest Payment Date”), commencing on March 27, 2027 and ending on, and including, the maturity date.

Determining the Value of the Underlying Stock:
Threshold Price:	$352.8591 (131.02% of the Initial Reference Price (as defined below), rounded to four decimal places.

Initial Reference Price:	$269.317
Final Stock Price:	The Volume Weighted Average Price (the “VWAP”)(as defined below) of the Underlying Stock on the Valuation Date multiplied by the Price Multiplier on that date.
Price Multiplier:

The Price Multiplier will be set to 1.0 on the pricing date, and will be subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock, including, but not limited to, an adjustment to take into account any Ordinary Dividend that is higher or lower than the Base Dividend. See “Description of the Notes — Additional Anti-Dilution Adjustments” beginning on page PS-11 of this pricing supplement and “Description of the Notes — Anti-Dilution Adjustments” beginning on page PS-23 in the accompanying product supplement.

Ordinary Dividend:	The regular quarterly cash dividend per one share of the Underlying Stock paid by the Underlying Company.
Base Dividend:

From the issue date to the maturity date of the notes, $0.00 per calendar quarter per share of the Underlying Stock. See “Description of the Notes — Additional Anti-Dilution Adjustments” beginning on page PS-11 of this pricing supplement and “Description of the Notes — Anti-Dilution Adjustments” beginning on page PS-23 in the accompanying product supplement.

Payment of the Notes at Maturity:
Redemption Amount:

Your payment at maturity for each $1,000 in principal amount of the notes, in addition to any accrued but unpaid interest, will be the greater of:

●$1,000; and

●the Alternative Settlement Amount (as defined below)

Alternative Settlement Amount: An amount calculated as follows: $1,000 × (Final Stock Price / Threshold Price). Additional Information:
Calculation Agent:	BofAS, an affiliate of BofA Finance.
Selling Agent:	BofAS

You should read carefully this entire pricing supplement, and the accompanying product supplement, prospectus supplement, and prospectus, to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above-referenced prospectus, prospectus supplement and product supplement may be accessed at the links set forth on the cover page of this pricing supplement.

Hypothetical Redemption Amount on the Notes

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the notes. The table illustrates the calculation of the Redemption Amount (excluding interest payable on the maturity date) based on a hypothetical Initial Reference Price of $50, a hypothetical Threshold Price of $65.51 (equal to 131.02% of the hypothetical Initial Reference Price) and a range of hypothetical Final Stock Prices as set forth below. The actual amount you receive and the total resulting return, excluding any interest payments, will depend on the actual Initial Reference Price, Threshold Price and Final Stock Price of the Underlying Stock, the actual price you paid for the notes and whether you hold the notes to maturity.  The numbers appearing in the table set forth below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below.  The Final Stock Price of the Underlying Stock will not include any income generated by dividends paid on the Underlying Stock, which you would otherwise be entitled to receive if you invested in the Underlying Stock directly. In addition, all payments on the notes are subject to issuer and Guarantor credit risk.

Final Stock Price	Percentage Change from Initial Reference Price to Final Stock Price	Alternative Settlement Amounts	Final Payment at Maturity (excluding interest payable on the maturity date)
$95.00	90.00%	$1,450.16	$1,450.16
$90.00	80.00%	$1,373.84	$1,373.84
$85.00	70.00%	$1,297.51	$1,297.51
$80.00	60.00%	$1,221.19	$1,221.19
$75.00	50.00%	$1,144.86	$1,144.86
$70.00	40.00%	$1,068.54	$1,068.54
$67.00	34.00%	$1,022.74	$1,022.74(1)
$65.51	31.02%	$1,000.00	$1,000.00
$60.00	20.00%	$915.89	$1,000.00(2)
$55.00	10.00%	$839.57	$1,000.00
$50.00	0.00%	$763.24	$1,000.00
$45.00	-10.00%	$686.92	$1,000.00
$40.00	-20.00%	$610.59	$1,000.00
$35.00	-30.00%	$534.27	$1,000.00
$30.00	-40.00%	$457.95	$1,000.00
$25.00	-50.00%	$381.62	$1,000.00
$20.00	-60.00%	$305.30	$1,000.00
$15.00	-70.00%	$228.97	$1,000.00
$10.00	-80.00%	$152.65	$1,000.00
$5.00	-90.00%	$76.32	$1,000.00
$0.00	-100.00%	$0.00	$1,000.00

(1)As set forth above, the payment at maturity will exceed the principal amount only if the Final Stock Price exceeds the Threshold Price.

(2)As set forth above, the payment at maturity cannot be less than the principal amount.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement and page 7 of the accompanying prospectus.

Structure-related Risks

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity.  Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date.  As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

You will not participate in the full appreciation of the Underlying Stock. If the Final Stock Price is greater than the Threshold Price, the payment on the notes at maturity will reflect only appreciation of the Underlying Stock in excess of the Threshold Price. For example, assuming a hypothetical Threshold Price of 131.02% of the hypothetical Initial Reference Price of $50 and a hypothetical Final Stock Price equal to 134% of the hypothetical Initial Reference Price, the payment on the notes would be only approximately $1,022.74 per $1,000 in principal amount of the notes, for a return (excluding interest) of approximately 2.274%, even though the Underlying Stock appreciated 34% from the Initial Reference Price.

In contrast, a direct investment in the Underlying Stock would allow you to receive the benefit of any appreciation in its value.

All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes.  The notes are our senior unsecured debt securities. All payments on the notes will be fully and unconditionally guaranteed by the Guarantor.  The notes are not guaranteed by any entity other than the Guarantor.  As a result, your receipt of any payment on the notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the notes on the applicable payment date, regardless of how the Underlying Stock performs. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time after the pricing date of the notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount(s) payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations.  Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes.  However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the price of the Underlying Stock, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, have no independent assets, operations or revenues.  We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the notes in the ordinary course.  Therefore, our ability to make payments on the notes may be limited.

The Final Stock Price (and thus the Redemption Amount) will be determined by reference to the VWAP of the Underlying Stock during the relevant period. The VWAP of the Underlying Stock is determined in a manner that is different from the Closing Market Price of one share of the Underlying Stock, and the VWAP of the Underlying Stock will not necessarily correlate with the performance of the Closing Market Price of the Underlying Stock. The Closing Market Price of one share of the Underlying Stock may vary significantly from the VWAP of the Underlying Stock. Therefore, the Redemption Amount

may be different from, and may be significantly less than, the payment you would have received if the Final Stock Price (and thus the Redemption Amount) were determined by reference to the Closing Market Price of one share of the Underlying Stock.

Valuation- and Market-related Risks

The notes are being sold to you at an initial public offering price that represents a premium to their principal amount, which will result in a lower return on investment than would have applied if the public offering price were equal to the principal amount of the notes. The initial public offering price of the notes is greater than the principal amount of the notes. Since the notes are sold at a premium to their principal amount, your return on investment will be lower than the return that would have applied if the same notes were sold at a public offering price that is equal to their principal amount. For example, if the Final Stock Price of the Underlying Stock is less than the Threshold Price, your payment at maturity, for each $1,000 in principal amount of the notes, in addition to any accrued but unpaid interest, would be an amount in cash equal to the principal amount of such notes, but your initial investment will have been greater than the principal amount of such notes.

The public offering price you are paying for the notes exceeds their initial estimated value. The initial estimated value of the notes that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlying Stock, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying Stock, our and BAC’s creditworthiness and changes in market conditions.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks

Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell shares of the Underlying Stock, or futures or options contracts or exchange traded instruments on the Underlying Stock, or other instruments whose value is derived from the Underlying Stock. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the price of the Underlying Stock in a manner that could be adverse to your investment in the notes. On or before the date the Initial Reference Price is determined, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the notes), may have affected the price of the Underlying Stock. Consequently, the price of the Underlying Stock may change subsequent to the pricing date and the determination of the Initial Reference Price, which may adversely affect the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also may have engaged in hedging activities that could have affected the price of the Underlying Stock on or before the date the Initial Reference Price is determined. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the price of the Underlying Stock, the market value of your notes prior to maturity or the amounts payable on the notes.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Underlying Stock-related Risks

You will have no rights in the Underlying Stock. As a holder of the notes, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights or rights to receive cash dividends or other distributions. Your notes will be paid in cash and you have no right to receive delivery of shares of the Underlying Stock. In addition, the Underlying Company will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlying Stock and, therefore, the value of the notes.

There are risks associated with an investment linked to a single Underlying Stock. The price of the Underlying Stock can fall sharply due to factors specific to the Underlying Stock and the Underlying Company, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

The anti-dilution adjustments for the Underlying Stock will be limited. The calculation agent may adjust the Price Multiplier for the Underlying Stock and other terms of the notes to reflect certain corporate actions, as described in this pricing supplement and in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the Underlying Stock, and will have broad discretion to determine whether and to what extent an adjustment is required.

Tax-related Risks

You will be required to include income on the notes over their term based on the comparable yield for the notes. The notes will be considered to be issued with original issue discount. You will be required to include income on the notes over their term based on the comparable yield for the notes, subject to any positive or negative adjustments based on the actual interest payments on the notes. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements and, to the extent is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in each of the accompanying product supplement and prospectus supplement and “Description of Debt Securities of BofA Finance LLC” in the accompanying prospectus. These documents should be read in connection with this pricing supplement. If any information in this pricing supplement is inconsistent with the information in the product supplement, prospectus supplement and prospectus, you should rely on the information in this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations from time to time outstanding, except obligations that are subject to any priorities or preferences by law. The guarantee of the notes will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations.  Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

THE NOTES WILL BE ISSUED IN MINIMUM DENOMINATIONS OF $1,000 AND WHOLE MULTIPLES OF $1,000. YOU MAY TRANSFER THE NOTES ONLY IN WHOLE MULTIPLES OF $1,000.

The notes will mature on September 27, 2029. Prior to maturity, the notes are not repayable at our option or your option. The notes are not subject to a sinking fund.

IF ANY SCHEDULED INTEREST PAYMENT DATE OR THE MATURITY DATE IS NOT A BUSINESS DAY, THE PAYMENT WILL BE POSTPONED TO THE NEXT BUSINESS DAY, AND NO ADDITIONAL INTEREST WILL BE PAYABLE AS A RESULT OF THAT POSTPONEMENT.

Interest Calculation

The notes will bear interest at a rate of 1.00% per annum, payable semi-annually in arrears for each semi-annual interest period during the period from and including, the issue date to, but excluding, the maturity date. Interest will be payable on the 27th calendar day of each March and September during the term of the notes (each such day, an “Interest Payment Date”), commencing on March 27, 2027 and ending on, and including, the maturity date.

Each interest payment on the notes will be calculated as follows:

$1,000 × interest rate × (number of days in the interest period / 360),

where the number of days in each interest period will be calculated on the basis of a year of 360 days with 12 months of 30 days each and where an “interest period” is (a) the period beginning on, and including, the original issue date and ending on, but excluding, the first Interest Payment Date and (b) each successive period beginning on, and including, an Interest Payment Date and ending on, but excluding, the next succeeding Interest Payment Date or, in the case of the final interest period, the maturity date.

For book-entry only notes, the record date for any interest payment date will be one business day in New York, New York prior to the applicable interest payment date. If notes are not held in book-entry only form, the record date for an interest payment date will be the fifteenth calendar day preceding such interest payment date, whether or not such record date is a business day.

Payment at Maturity

At maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will be entitled to receive the Redemption Amount per note that you hold, denominated in U.S. dollars, equal to the greater of:

●$1,000; and

●The Alternative Settlement Amount.

In each case above, you will also receive any accrued but unpaid interest.

The “Alternative Settlement Amount” will be calculated as follows:

$1,000	x	Final Stock Price
Threshold Price

The “Threshold Price” is set forth on page PS-3 and is equal to 131.02% of the Initial Reference Price, rounded to four decimal places.

Determining the Initial Reference Price and the Final Stock Price of the Underlying Stock

The “Initial Reference Price” is $269.317.

The “Final Stock Price” will be the VWAP of the Underlying Stock on the Valuation Date multiplied by the Price Multiplier on that date.

The “Valuation Date” is set forth on page PS-3 of this pricing supplement.

“Price Multiplier” is defined on page PS-4 of this pricing supplement.

The “VWAP” of one share of the Underlying Stock (or one unit of any other security for which a VWAP must be determined) on any relevant trading day means the per share volume-weighted average price of the Underlying Stock (or such other security) as displayed under the heading “Bloomberg VWAP” on Bloomberg page VEEV Equity AQR (or its equivalent successor if such page is not available, or the Bloomberg page for any other such security) in respect of the period from approximately 9:30 a.m. to 4:05 p.m., without regard to after-hours trading or any trading outside the regular trading session, or, if such volume-weighted average price is unavailable, the market value of one share of the Underlying Stock (or such other security) on such trading day as determined by the calculation agent in good faith in a commercially reasonable manner, using a volume-weighted average price method, if practicable, in each case, multiplied by the then-current Price Multiplier, subject to the provisions set forth in the section “Description of the Notes—Reorganization Events” in the accompanying product supplement and as set forth below.

Additional Anti-Dilution Adjustments

The following provisions will apply to the notes in addition to those set forth under “Description of the Notes—Anti-Dilution Adjustments” in the accompanying product supplement:

Cash Dividends or Distributions

If the Underlying Company pays a dividend or makes a distribution consisting exclusively of cash to all or substantially all holders of shares of the Underlying Stock (other than any dividend or distribution in connection with the liquidation, dissolution or winding up of the Underlying Company), then, once the dividend or distribution has become effective and the shares of the Underlying Stock are trading ex-dividend, the Price Multiplier will be adjusted so that the new Price Multiplier will equal the product of:

●the prior Price Multiplier, and

●a fraction, the numerator of which is the Closing Market Price per share of the Underlying Stock on the trading day immediately preceding the ex-dividend date for the distribution (the “Ex-Dividend Closing Market Price”) and the denominator of which is the amount by which the Ex-Dividend Closing Market Price exceeds the difference of (i) the Ordinary Dividend minus (ii) the Base Dividend.

The Base Dividend is subject to adjustment in a manner inversely proportional to adjustments to the Price Multiplier; provided that no adjustment will be made to the Base Dividend for any adjustment to the Price Multiplier as described above.

The “Ordinary Dividend” means the regular quarterly cash dividend per one share of the Underlying Stock paid by the Underlying Company.

The “Base Dividend” means, from the original issue date to the maturity date of the notes, $0.00 per calendar quarter per share of the Underlying Stock.

Events of Default and Rights of Acceleration

If an Event of Default, as defined in the senior indenture relating to the notes and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration; Covenant Breaches” on page 54 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described above under “—Payment at Maturity,” calculated as though the Valuation Date were the third trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

THE UNDERLYING STOCK

We have derived the following information on the Underlying Stock and the Underlying Company from publicly available documents. Because the Underlying Stock is registered under the Securities Exchange Act of 1934, as amended, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located through the SEC’s web site at sec.gov by reference to the CIK number set forth below.

This document relates only to the offering of the notes and does not relate to any offering of Underlying Stock or any other securities of the Underlying Company. None of us, the Guarantor, BofAS or any of our other affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. None of us, the Guarantor, BofAS or any of our other affiliates has independently verified the accuracy or completeness of the publicly available documents or any other publicly available information regarding the Underlying Company and hence makes no representation regarding the same. Furthermore, there can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of these publicly available documents that could affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the price of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

The Initial Reference Price is set forth in “Summary” above. The VWAP of the Underlying Stock is determined in a manner that is different from the Closing Market Price of one share of the Underlying Stock, and the VWAP of the Underlying Stock will not necessarily correlate with the performance of the Closing Market Price of the Underlying Stock. The Closing Market Price of one share of the Underlying Stock may vary significantly from the VWAP of the Underlying Stock. Therefore, the Redemption Amount may be different from, and may be significantly less than, the payment you would have received if the Final Stock Price (and thus the Redemption Amount) were determined by reference to the Closing Market Price of one share of the Underlying Stock. The graphs below set forth the historical performance of VEEV based on the daily historical VWAP and daily historical Closing Market Price of the Underlying Stock.

Veeva Systems Inc.

Veeva Systems Inc. is a provider of cloud solutions for the global life sciences industry. This Underlying Stock trades on the NYSE under the symbol “VEEV”. The company’s CIK number is 0001393052.

The following graph sets forth the historical performance of VEEV based on the daily historical VWAP of the Underlying Stock in the period from January 2, 2021 through the pricing date. On the pricing date, the VWAP of the Underlying Stock was $274.2057.

Historical Performance of the VWAP of the Common Stock of Veeva Systems Inc
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The following graph sets forth the daily historical performance of VEEV based on its Closing Market Price per share on its primary exchange in the period from January 2, 2021 through the pricing date. On the pricing date, the Closing Market Price of VEEV was $274.84.

.

Historical Performance of the Closing Market Price of the Common Stock of Veeva Systems Inc
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We obtained the historical data in the graph above from the Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. This data may have been adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Before investing in the notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of VEEV.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BOFAS

AND CONFLICTS OF INTEREST

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any. BofAS will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount. If all of the offered notes are not sold on the pricing date at the public offering price, then the selling agent and/or dealers may offer the notes for sale in one or more transactions at an offering price that may be at a premium to the public offering price. These sales may occur at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stock and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below).  This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or the United Kingdom which has implemented the Prospectus Regulation (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”).  Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors.  Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors.  The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.  Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”).  In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as issuer, or BAC, as guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stock.  The related guarantees are BAC’s obligations.  As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates.  The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the notes and the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements.  Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-7 above and "Supplemental Use of Proceeds" on page PS-18 of the accompanying product supplement.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to BofA Finance and BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of BofA Finance, and the related guarantee will be a valid and binding obligation of BAC, in each case, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Delaware Limited Liability Company Act, the Delaware General Corporation Law and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and due authentication of the Master Note and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 1, 2025 which has been filed as Exhibit 5.3 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 1, 2025.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes.  Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each, as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.  This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Tax Characterization of the Notes

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

The notes will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S. Federal Income Tax Considerations—General—Consequences to U.S. Holders—Debt Securities Subject to Contingencies” in the accompanying prospectus, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule (including a projected Redemption Amount) and a comparable yield equal to 5.32% per annum (compounded semi-annually). This tax accrual table is based upon a projected payment schedule per $1,000.00 principal amount of the notes, which would consist of the semi-annual interest payments and a projected payment of $1,285.2271 (excluding the final semi-annual interest payment) at maturity. The following table is for tax purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue During Accrual Period (based on an investment of $1,100 per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (based on an investment of $1,100 per $1,000 principal amount of the Notes)
September 29, 2026 through December 31, 2026	$14.7926	$14.7926
January 1, 2027 through December 31, 2027	$59.8300	$74.6226
January 1, 2028 through December 31, 2028	$62.5127	$137.1353
January 1, 2029 through September 27, 2029	$48.0918	$185.2271

Projected Redemption Amount = $1,285.2271 per note.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes and reduced by the amount of any noncontingent payment. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the previous interest inclusions in respect of the notes, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder.  Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2029. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Stock or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.